UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from                      to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Benefits Committee Member

Date: June 28, 2007

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:
     We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 26, 2007

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2006 and 2005

	2006	2005
Assets:
Investments	$630,222,736	$552,991,342

Receivables:
Participant contributions	1,077,615	947,408
Employer contributions	1,813,537	1,667,915

Total receivables	2,891,152	2,615,323
Accrued investment income	581,921	961,336

Total assets	633,695,809	556,568,001

Liabilities:
Excess contributions payable	1,295,283	1,133,733
Accrued expenses	534,838	67,989

Total liabilities	1,830,121	1,201,722

Net assets available for benefits at fair value	631,865,688	555,366,279

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,490,766	1,952,877

Net assets available for benefits	$633,356,454	$557,319,156

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$45,747,034
Dividends and interest	19,218,065

Total investment income	64,965,099

Contributions:
Participants	58,610,894
Participant rollovers	4,212,007
Employer	26,858,393

Total contributions	89,681,294

Total additions	154,646,393

Deductions to net assets attributed to:
Benefits paid to participants	74,398,573
Corrective distribution of excess contributions	1,295,283
Investment and administrative expense	3,414,325

Total deductions	79,108,181

Net increase in net assets prior to asset transfers	75,538,212
Assets transferred from other plans, net	499,086

Net increase in net assets	76,037,298
Net assets available for benefits, beginning of year	557,319,156

Net assets available for benefits, end of year	$633,356,454

The accompanying notes to financial statements are an integral part of the above statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Plan Description
     The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan summary for a more complete description of the Plan’s provisions.
     Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.
General
     The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).
Eligibility
     Company employees become eligible to participate in the Plan if they are at least 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.
Contributions
     Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.
     On January 1, 2002, the Plan was amended to allow catch-up contributions effective August 1, 2002. Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $5,000 for 2006.
     Corrective distributions of $1,295,283 and $1,133,733 for the plan years ended December 31, 2006 and 2005, respectively, are payments made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination of the Plan for the prior year.
Vesting
     Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.
Rollover Contributions and Distributions
     Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Participants’ Accounts
     Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.
Participant Loans
     Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued plus 1% (9.25% at December 1, 2006). Loans outstanding at December 31, 2006 and 2005 totaled $23,745,607 and $21,826,504, respectively.
Payment of Benefits
     Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.
     Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59 1/2 or, subject to plan provisions, as a hardship distribution.
Forfeitures
     Unallocated forfeited nonvested accounts totaled $435,661 and $400,356 at December 31, 2006 and 2005, respectively. Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2006, forfeited nonvested accounts reduced Company contributions by $1,083,785.
Administrative Expenses
     Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2006, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.
Termination of the Plan
     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
New Accounting Pronouncement
     In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution, health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
     As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include the SSgA Principal Accumulation Return Fund, a common collective trust fund with underlying investments consisting of fully benefit responsive investment contracts, recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.
Concentration of Credit Risk and Market Risk
     The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investments
     Plan investments are presented at fair value. The fair value of the Plan’s investments in mutual funds and Starwood common stock is determined by using quoted market prices from commercial quotation services as of the Plan year end. Fair value of common/collective trusts is determined by State Street based on the quoted market values of the underlying securities. Participant loans are valued at cost which approximate fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Benefits Paid to Participants
     Benefits paid to participants are recorded in the period in which they are paid.
Assets Transferred from Other Plans, Net
     The asset transfers from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a non-affiliate of the Company who has elected to participate in a mirror plan to the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.
Note 3. Investments
     The following investments, along with their respective percentage of net assets available for benefits, represent five percent or more of the fair value of the Plan’s net assets available for benefits:

	December 31, 2006		December 31, 2005
SSgA Principal Accumulation Return Fund	$155,023,581	24.5%	$139,416,417	25.0%
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	86,068,662	13.6	72,696,564	13.0
Fidelity Diversified International Fund	80,212,887	12.7	58,185,714	10.4
SSgA S&P 500 Fund Index	58,220,087	9.2	48,278,535	8.7
Smith Barney Large Cap Growth Fund Class A	43,388,816	6.9	45,637,960	8.2
State Street Bank and Trust Company Moderate Strategic Balanced Securities Lending Fund	—	—	36,423,007	6.5
Smith Barney Aggressive Growth Fund Class A	34,031,052	5.4	31,184,501	5.6
PIMCO Total Return Admin. Fund	*	*	29,382,067	5.3

*	Investment balance is less than 5% of the Plan’s net assets.
     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended
December 31,
2006
Common/Collective trust funds	$16,179,537
Mutual funds	14,067,976
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	15,499,521

Net appreciation in fair value of investments	$45,747,034

Note 4. Tax Status
     The Plan has received a favorable determination letter from the IRS dated October 8, 2003. The determination letter is applicable for amendments adopted by the Plan through January 8, 2002. Subsequent to this determination by the IRS, the Plan was further amended. Effective January 1, 2006, the Plan was restated to adopt all prior amendments to the Plan. Subsequent to the Plan restatement, the Plan was further amended. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 5. Party-in-Interest Transactions
     Certain Plan investments are held in funds managed by State Street and Smith Barney Fund Management LLC, an affiliate of State Street; therefore these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions.
Note 6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$633,356,454	$557,319,156
Amounts allocated to withdrawing participants	(395,723)	(973,942)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,490,766)	—

Net assets available for benefits per the Form 5500	$631,469,965	$556,345,214

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Total investment income per the financial statements	$64,965,099
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,490,766)

Total investment income per the Form 5500	$63,474,333

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Benefits paid to participants per the financial statements	$74,398,573
Amounts allocated to withdrawing participants at December 31, 2006	395,723
Amounts allocated to withdrawing participants at December 31, 2005	(973,942)

Benefits paid to participants per the Form 5500	$73,820,354

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

	Identity of Issue, Borrower,
	Lessor or Similar Party	Cost	Current Value
	Money market funds:
*	State Street Short Term Investment Fund	**	$2,018,161
	Common/collective trust funds:
*	SSgA Principal Accumulation Return Fund	**	155,023,581
*	SSgA S&P 500 Index Fund	**	58,220,087
*	SSgA Age Based Inc.	**	3,013,895
*	SSgA Age Based 2010	**	13,886,630
*	SSgA Age Based 2020	**	26,493,676
*	SSgA Age Based 2030	**	24,940,797
*	SSgA Age Based 2040	**	8,406,600
	Registered investment companies:
*	Smith Barney Fundamental Value A Fund	**	15,472,626
*	Smith Barney Large Cap Growth Fund Class A	**	43,388,816
*	Smith Barney Aggressive Growth Fund Class A	**	34,031,052
	PIMCO Total Return Admin. Fund	**	27,699,408
	Ariel Appreciation Fund	**	27,600,251
	Fidelity Diversified International Fund	**	80,212,887
*	Starwood Hotels & Resorts Worldwide, Inc.
	Common Stock	**	86,068,662
*	Participant loans ***	**	23,745,607

			$630,222,736

*	Represents party-in-interest to the Plan.

**	Cost information omitted as participant-directed investment.

***	Secured by vested benefits; maturity dates through September 2023; interest rates 5.00% — 9.25%

EXHIBIT INDEX
The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm